Exhibit 21.01

Schedule of Subsidiaries

Name	State of Organization

Caldera P & G (formerly Mid-Power Resource Corporation	Nevada
Sunray Petroleum, Inc. (formerly MaxCo Inc.)	Nevada
Emergency Power Systems, LLC	Nevada